UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

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                                                            * SEC FILE NUMBER *
                                                            *    0-14306      *
                  NOTIFICATION OF LATE FILING               *******************
                                                            *******************
                                                            *   CUSIP NUMBER  *
                                                            *     458441300   *
                                                            *******************

(CHECK ONE):  |__| Form 10-K  and  Form 10-KSB  |__|  Form 20-F   |__| Form 11-K
[x] Form 10-Q and Form 10-QSB |__| Form N-SAR

        For Period Ended:   December 31, 1997
        [  ]     Transition Report on Form 10-K
        [  ]     Transition Report on Form 20-F
        [  ]     Transition Report on Form 11-K
        [  ]     Transition Report on Form 10-Q
        [  ]     Transition Report on Form N-SAR
        For the Transition Period Ended: _______________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Intercell Corporation
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Full Name of Registrant

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Former Name if Applicable

370 Seventeenth Street, Suite 3290
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Address of Principal Executive Office (STREET AND NUMBER)

Denver, Colorado  80202
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)      The reasons  described  in  reasonable  detail in Part III of
       |           this form could not be eliminated without unreasonable effort
       |           or expense;
       |  (b)      The subject annual  report,  semi-annual  report,  transition
       |           report  on Form  10-K,  Form  20-F,  11-K or Form  N-SAR,  or
       |           portion  thereof,  will be filed on or before  the  fifteenth
  [x]  |           calendar  day  following  the  prescribed  due  date;  or the
       |           subject quarterly report or  transition  report on Form 10-Q,
       |           or  portion  thereof  will  be  filed  on or before the fifth
       |           calendar day following the prescribed due date; and
       |  (c)      The  accountant's  statement  or other  exhibit  required  by
       |           Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Please See Attached.

PART IV -- OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact   in  regard  to this
     notification

     Paul H. Metzinger                (303)                  592-1010
     -----------------             -----------          ------------------
         (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes |__| No

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(3)  Is  it  anticipated  that any significant  change in  results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes |__| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Intercell Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   February 13, 1998         By /s/ Paul H. Metzinger
                                    --------------------------------------------
                                    Paul H. Metzinger, Director, Chief Executive
                                    Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

************************************ATTENTION***********************************
*                                                                              *
*  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL  *
*                       VIOLATIONS (SEE 18 U.S.C. 1001).                       *
********************************************************************************

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

PART III - NARRATIVE

     On June 6, 1997, the Registrant acquired approximately 90% of the issued and outstanding common stock of Sigma 7 Corporation ("Sigma 7"), which previously had been a privately held company. Since the acquisition, management of the Registrant has spent a substantial amount of time and effort regarding Sigma 7 retaining new management, evaluating its product lines and arranging financing needs. Because of such matters, the time necessary for management to arrange and complete the appropriate books and records for the Sigma 7 audit has taken longer than anticipated. As a result, the Registrant has been unable to complete in a timely manner the preparation of its Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

PART IV - OTHER INFORMATION

3. The Registrant has previously reported that net sales for the fiscal year ended September 30, 1997 and September 30, 1996 were $7,729,000 and $3,405,000, respectively, and that net losses applicable to common stockholders for such periods were $18,013,000 and $6,908,000 respectively. While the Registrant currently is unable to estimate net sales and operating results for the quarter ended December 31, 1997, the Registrant has no reason to believe that trends for the fiscal year will not continue.